By EDGAR

March 7, 2017

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn: Mara L. Ransom

Re: Kayne Anderson Acquisition Corp.

Amended Draft Registration Statement

Submitted February 23, 2017

CIK No. 0001692787

Dear Ms. Ransom

On behalf of Kayne Anderson Acquisition Corp., a Delaware corporation (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on March 6, 2017, regarding the amended draft registration statement submitted to the Commission on February 23, 2017. We have also today filed with the Commission a Registration Statement on Form S-1 reflecting the Staff’s comments (“Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Management, page 104

1.	We note that Mr. Purgason is listed as a Senior Managing Director of KA Fund Advisors, LLC on page 111. Please revise to include his role with KA Fund Advisors, LLC in this section and elsewhere throughout the prospectus as appropriate. Please refer to Item 401(e)(1) of Regulation S-K.

In response to the Staff’s comment, we have revised this section and throughout the prospectus to include Mr. Purgason’s role with Kayne Anderson.

We thank the Staff in advance for its consideration of the Registration Statement. Should you have any questions regarding the foregoing, please contact Stuart Neuhauser, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely,

/s/ Robert Purgason
Robert Purgason